Cybin & The Chopra Foundation Recognize World Mental Health Day

-- Cybin and The Chopra Foundation continue to work together to advance the research and education of psychedelic-based therapeutics as a new paradigm for the treatment of mental health --
TORONTO, CANADA – October 10, 2022 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, and The Chopra Foundation (“Foundation”), a not-for-profit organization dedicated to improving health and well-being founded by Dr. Deepak Chopra, join everyone in recognizing World Mental Health Day. The two organizations continue to work toward the research and education of psychedelic-based therapies and their role in enhancing well-being and consciousness.

According to the World Health Organization (“WHO”), over 900 million people are affected by mental illness around the world. The pandemic has increased the number of individuals that are affected by different forms of mental illness. In 2021 the WHO released data that over 280 million people were affected by depression.

“World Mental Health Day sends a reminder that our mental health is just as important as our physical health,” said Doug Drysdale, Cybin’s Chief Executive Officer. “At Cybin, mental health and well-being is at the center of everything that we do. It's this value that drives us to invest our energy and resources to discover new and innovative treatment options for mental health conditions. The commitment from organizations like The Chopra Foundation plays a critical role in this goal, and we are proud to partner with the Foundation to continue to educate and support what is possible for the treatment of mental health from psychedelics.”

This year’s World Mental Health Day theme is “Make Mental Health and Well-Being for All a Global Priority,” and marks an opportunity for people with mental health conditions, advocates, governments, employers, employees and other stakeholders to come together to recognize progress in the field and to be vocal about what is needed to ensure mental health and well-being becomes a global priority for all. These initiatives are at the forefront of the work that Cybin and The Chopra Foundation are doing together to ensure that everyone has access to well-being resources, including those in underserved communities. An example of these initiatives is through The Chopra Foundation’s Never Alone movement.

"The Chopra Foundation is committed to working with Cybin for creative and holistic solutions for alleviating the immense human suffering from mental disorders,” said Deepak Chopra, The Chopra Foundation Founder, Chairman of the Board and Director. “Psychedelics research, creating support communities, emotional AI, and love in action through NeverAlone.love are just some of the areas we are working together on."

“On World Mental Health Day we recognize the urgency and desperate need to provide resources to those that are suffering. For that, we are grateful for the collaboration between Cybin and the Chopra Foundation, which is meaningful on multiple levels,” said Poonacha Machaiah, Chief Executive Officer of The Chopra Foundation. “Mental health and longevity are core pillars of the Chopra Foundation, and we look forward to continuing to create an impact through our partnership with Cybin."

About The Chopra Foundation and Never Alone
The Chopra Foundation is a 501 (c) (3) organization (#36-4793898) dedicated to improving health and well-being, cultivating spiritual knowledge, expanding consciousness, and promoting world peace to all members of the human family. The Foundation’s Never Alone movement will be providing the world with the tools to proactively pursue their path to joy and freedom from suffering.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Media Inquiries for The Chopra Foundation:
Kristen Marion
kristen@marionpr.com
623-308-2638

Investor & Media Inquiries for Cybin:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601